EXHIBIT 99.1

Student Transportation Inc. Discloses Share Buy Back Transactions Under Normal Course Issuer Bid Program

Business as Strong as Ever, Outlook for Future Remains Bright

WALL, N.J., Dec. 9, 2015 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), North America's most trusted and largest independent provider of student transportation services, announced today that for the period of December 4, 2015 to December 8, 2015, it purchased 116,106 of its common shares pursuant to the normal course issuer bid (NCIB) program. Decisions regarding any additional repurchases will be based on market conditions, share price and other factors, including opportunities to invest capital for growth. In addition, STI officers and directors have bought additional common shares in the market over the last few months reflecting their confidence in the company. The NCIB purchases, as well as all the insider purchases by STI officers and directors, have been filed on www.sedi.ca.

Denis J. Gallagher, Chairman and CEO of STI, stated, "Unfortunately our current share price today isn't reflective of the strength and financial performance of the company. With significantly lower fuel prices this year, a portion of our fuel already locked in for next fiscal year at even lower prices, plus lower operating costs as we integrate more of our technology into our fleet; our business and operating performance has been at its best and highest levels in our history. We are headed into our strongest three quarters of the fiscal year with a tailwind from our new business model. Our core business is solid and our new non-asset business unit is building and running well, and we expect additional news to report on those businesses shortly. Our recent share purchases in the market reflect, what we believe to be, an undervalued share price relative to our business prospects, our intrinsic valuation, and to where we have traded over our eleven year history as a public company. With 90 percent of our revenues in US dollars, oil at a recent low of $37 barrel, interest and financing rates at all-time lows, combined with the strength of the U.S. dollar, our business is stronger today than it has ever been and is well-positioned for the future. Next week we will be paying our 131st consecutive monthly dividend. Our dividends have been a hallmark of our performance. They are approved quarterly in advance by the Board of Directors and we have not considered any change to that policy."

Gallagher added, "Kids are still going to school. We are the best in the business at what we do and we have a tremendous reputation in the industry for safety, service and innovation. The stability of the business and long term visibility of our contracted revenues have always been key attributes of our success. I've never been more confident in our short term and long term financial and operating performance and our mission to build a great company."

To learn more about Student Transportation Inc., please visit www.RideSTBus.com.

About Student Transportation Inc.

Founded in 1997, Student Transportation Inc. (STI) is North America's most trusted provider of student transportation solutions, operating nearly 13,000 vehicles. STI's family of local companies delivers safe, reliable and cost-effective transportation, management, logistics and technology solutions to a wide range of customers throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers, information technology professionals and others, who are caring members of their local communities. For more information, please visit www.RideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are "forward-looking statements" within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI's revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI's growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe", "should", "plans" or "continue" or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

CONTACT: Investor contacts:
         Doug Coupe
         Director of Communications & Investor Relations
         dcoupe@ridesta.com
         843.884.2720

         Patrick Walker
         Chief Financial Officer
         pwalker@ridesta.com